SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant
in connection with Rule 12g3-2(b):82-___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



NET

“Welcome to the World of NETs”

May, 2008

AGENDA

1 Overview – who we are

2 NET's Strategy and Growth

3 Main Challenges

4 Discussion Topics

- Competitive Environment
- Consumer
- Content
- Technology
- Regulatory

5 Final Observations

AGENDA

1 Overview – who we are

2 NET's Strategy and Growth

3 Main challenges

4 Discussion Topics

- Competitive Environment
- Consumer
- Content
- Technology
- Regulatory

5 Final Observations

NET IS THE COMPANY WITH THE GREATEST GROWTH IN THE BRAZILIAN PAY-TV, BROADBAND AND FIXED LINE TELEPHONE MARKETS

- **Leading cable services operator** for the residential market in Latin America
- Geographical presence in **79 cities**, including the main capitals and metropolitan areas
- **2.6 million Pay-TV subscribers**, 46% of the Brazilian market
- **Broadband base of 1.6 million subscribers**, representing **19% of the Brazilian market**
- **Fixed telephony** base of **718,000** clients, representing a penetration of **45% of the broadband base in 2 years**



(*) Source: Teleco

WITH A NETWORK THAT COVERS 45% OF CLASS A AND B HOUSEHOLDS



Distribution of households by social class

Millions of urban households


44.4
9.1
6.6
100%
2.1
4.5
7.3
18.8
11.7
1.4
2.0
2.8
2.5
0.4
1.3
2.0
2.3
0.9
0.1
Brazil
NET total network
NET bidirectional network
Class A
Class B1
Class B2
Class C
Class D/E

NET

THE MOST QUALIFIED NETWORK AMONG THE MAIN OPERATORS IN THE BRAZILIAN MARKET



Distribution of households by social class

Millions of households



6.2
2.5
0.4
3.7
4.8
2.5
5.9
9.3
7.0
4.7
4.7
2.1
NET
Comp1
Comp2
Comp3
Class A and B
Class C
Class DE

(*) NET Network – area refers to network 's coverage
(**) Competition – area refers to concession area coverage

OWNERSHIP BREAKDOWN



Globo
Embratel/ Telmex
Mearket
51%ON
49%ON
GB
10% ON
51% ON
38% ON
1% ON
1% PN
0% PN
13% PN
86% PN
NET

Net – ECONOMIC VALUE

Globo: 7%

Embratel/Telmex: 35%

Market: 58%

100% ON = 113,051,524 shares

100% PN = 225,687,596 shares

Total = 338,739,120 shares

ORGANIZATIONAL STRUCTURE


MSO
PLANNING, CONTROL AND POLICIES
FINANCE
MKT AND SALES
LEGAL
DO
TECHNOLOGY
SERVICES
BRANCHES
EXECUTION
SÃO PAULO
RIO DE JANEIRO
SOUTH
CAMPINAS
BELO HORIZONTE
INTERIOR BRAZIL

AGENDA

1 Overview – who we are

2 NET's Strategy and Growth

3 Main challenges

4 Discussion Topics
- Competitive Environment
- Consumer
- Content
- Technology
- Regulatory

5 Final Observations

NET'S STRATEGY IS BASED ON 3 BASIC PRINCIPLES

BASIC PRINCIPLES

- Accelerated Growth
- Sustained Profitability
- Service Quality Excellence

MARKETS

- Entertainment
- Communication
- Information

COMPLETE SOLUTION

Service and not product

RELATIONSHIP

client = greatest asset

WHAT HAS LED TO THE BUILDING OF A SUCCESS STORY OVER THE PAST 5 YEARS

2003	2004	2005	2006	2007	2008
Year of Resumption	Adjusting Profitability	The World Belongs to the Nets	Triple Play : Shave, Haircut and Nails	SKAVURSKA!!	Out of Siberia
Resumption of investment in subscriber acquisition Repositioning of the Pay-TV Product Broadband as growth option	Launch of Digital Product in SP and RJ Speeding up of Broadband through Double Flash as a competitive advantage with a free modem	Solving the debt problem and the entry of Telmex Launch of the HBO channel Launch of Mega-Flash revolutionizes the BB market SCM License (BB without TV without provider) New Sales Channels	Launch of NET FONE via EMBRATEL Launch of Combo - Focus on Triple PLAY	Expansion of BB and Phone to all cities Expansion of Digitalization	Integration of ViVAX Netfone.com HDTV DVR Net Lar


EBITDA (R$m)
24% p.a.
307
376
450
639
804
900
2003
2004
2005
2006
2007*
2008*


RGUs (000)
Telephone
Digital TV
Broadband
Analog TV
31% p.a.
1,422
91
1,331
1,608
189
1,419
1,907
367
1,540
3,366
182
178
864
2,142
5,071
567
606
1,423
2,475
5,521
718
654
1,588
2,561
2003
2004
2005
2006
2007*
1Q08

* As of this date includes Vivax

AND POSITIONING NET AS A COMPLETE SOLUTION FOR THE HOUSEHOLD THROUGH THE TRIPLE PLAY OFFER

BENEFITS FOR NET

- Increase of ARPU per household
- Operational Efficiency (synergy in costs and infrastructure)
- Client retention

BENEFITS FOR CLIENTS

- Better cost/benefit – "The more NET you have the more advantages you have"
- Comfort and convenience– "one stop shop"
- NET service quality – "information, entertainment and communication in all rooms of the house"


TRIPLE PLAY

THE BEST PAY-TV

- Best and most complete programming– Globosat, Discovery, Fox, Telecine and HBO
- Quality of image and digital sound, high definition and DVR – Net Digital
- Interactive Resources – promote the experience

THE BEST BROADBAND

- More Speed - Megaflash
- More Savings – free modem, installation and provider
- More Comfort – Frees up the Telephone Line

A NEW TELEPHONY OPTION

- More Economical – Local calls free and DDD with a local rate (from NET to NET)
- Simplicity, Comfort and Flexibility – Flexible Exemptions, Sinlge Rate and Per-Minute Charges
- Intelligent Services – Follow me, Caller ID, 3-way Conference Call

NET

EVOLVING FROM A STRATEGY OF HOUSEHOLD OCCUPATION TO PROVIDING PERSONALIZED SERVICES


Focus on product
Focus on household occupation
Focus on personalized services/products
2006
2007/2008
2009

PLACING BRAZIL IN THE ERA OF DIGITAL CONVERGENCE

PAY-TV :

- **Leadership** and **Reference Point**
- Company with **greatest market growth in 2007**

BROADBAND:

- Company with the **greatest market growth in 2007**

FIXED LINE TELEPHONY:

- We consolidated the **NET FONE** as a **fixed line telephone option** in Brazil
- **Growth leader** in the market in 1Q08



NET

ACHIEVING RECOGNITION OF MANY CONSULTING GROUPS, SPECIALIZED ENTITIES AND, MAINLY, THE CONSUMER

PRIZE – FROST&SULLIVAN 2007

- **Best Strategy** for convergence in Latin America
- **Best operator** Telecommunications Brazil

RESEARCH – TNS INTERSCIENCE 2007

- Company that **most respects the consumer**

PRIZE – INFO 2007

- **Best Broadband** on the market
- Most Recommended **Broadband brand**

PRIZE– UOL 2008

- **Top of Mind TV for Pay-TV** - cited by 40% of those interviewed; double the second placed service
- **Top Special** – Most remembered brand among Internet heavy users

AGENDA

1 OVERVIEW - WHO WE ARE

2 NET's strategy and Growth

3 Main Challenges

4 Discussion Topics

- Competitive Environment
- Consumer
- Content
- Technology
- Regulatory

5 Final Observations

NET OPERATES IN A DYNAMIC INDUSTRY WITH NEW CHALLENGES

COMMODITIZATION TREND

- Connection
- Quality of image and sound
- Content

NEW CHALLENGES

- How to segment and differentiate through quality?
- How to make the supply of products and services flexible?
- How to grow infrastructure ensuring innovative positioning?
- How to develop strategies that guarantee profitability?

A COMPETITIVE ENVIRONMENT CHARACTERIZED BY NEW ENTRANTS AND NEW DISTRIBUTION MODELS

Suppliers
- Breaking of channel exclusivity
- Integrated and Customized Solutions
- New Devices

New Entries
- Telcos / IPTV
- New DTHs
- "over the top"

NEW COMPETITIVE ENVIRONMENT

Substitutes
- Digital broadcast TV
- WiMax / 3G
- TV via Internet

Consumers
- Flexibility of content/service (customization)
- Mobility
- Simplicity/ praticicity

IN THIS NEW ENVIRONMENT, TWO VARIABLES ARE FUNDAMENTAL FOR DEFINING FUTURE SCENARIOS


DISTRIBUTION PLATFORMS
Multiple means
(+)
SCENARIO D
SCENARIO A
FLEXIBILITY OF CONTENT
Broadcast
(-)
(+)
FLEXIBILITY OF CONTENT
Delivery on demand
SCENARIO C
SCENARIO B
(-)
DISTRIBUTION PLATFORMS
Traditional means

WITH QUITE DIFFERENT CHARACTERISTICS AND IMPACTS

	CERTAINTIES	UNCERTAINTIES
CONTENT	• Brodcast is fundamental • High quality images and sound • More flexible and more channels • Will be in Other Ways • Portuguese language is fundamental	• Will there be content that makes a difference? • Which flexibility model will be successful? • What is the degree of substitution or complementarity of the platforms?
COMPETITIVE ENVIRONMENT	• There will be more competitors (telcos and DTH) • Consolidation Movement • Mobility supplements supply	• What are the impacts of the offers from the over the tops? • Will the digital earth model consolidate itself?
CONSUMER	• Demanding and Segmented • Penetration of the computer and Broadband increases rapidly • Will require high quality and convenience • Triple Play will become a reality for low income segment	• Does the mobile platform substitute the fixed platform in all segments, or supplement it?
TECHNOLOGY	• There will be more need for bandwidth and storage • Digital is a reality and is evolving towards HDTV • There will be integration of platforms	• Integration of the mobile platform with the fixed platform is for everyone? • How long before fiber will be effective in the services cost/differentiation ratio ?
REGULATORY	• Without content exclusivity • There will be number portability • Open market for new entrants	• What are the real impacts of PL29, Consumer Defense and Anatel?

THAT IS SUSTAINED BY OUR MISSION AND VALUES

"TO BE THE BEST MULTISERVICE SOLUTION VIA CABLE, CONNECTING PEOPLE FROM THEIR HOUSEHOLDS TO THE WORLD "

We want to be recognized for service excellence, through :

- High motivation, responsible and committed actions
- High degree of knowledge, involvement and relationship with clients, generating intimacy and trust
- Constant modernization and innovation of technology and improvement of internal processes.

Connecting people from their homes to the world

- We focus our work on benefitting people and families, from their homes.
- A person's household is the starting point to connect them with the world. We want to satisfy the expectations of each family member in an excellent manner as they seek satisfaction. We want to bring the world into the comfort of their home.

DRIVEN BY THE FOLLOWING VALUES:

- **Integrity** - To maintain an integral position is our basic premise regarding how we do business and manage our relationships.
- **Results** - To generate value for clients, shareholders and employees, ensuring the company's sustainable growth.
- **Excellenece** - To persist in continuous improvement of our service renderings and the permanent development of our people.
- **Team Work** - To share knowledge and obtain results through mutual cooperation, respecting each individual's characteristics.
- **Pragmatic Attitudes** - To act effectively, quickly and objectively.

RESULTING IN THE EXECUTION OF OUR BASIC PRINCIPLES: GROWTH, PROFITABILITY AND SERVICE QUALITY

ACCELERATED GROWTH


UGR
Telephone
Digital TV
Broadband
Analogic TV
1,422
91
1,331
1,608
189
1,419
1,907
367
1,540
3,366
182
178
864
2,142
5,071
567
606
1,423
2,475
5,521
718
654
1,588
2,561
2003
2004
2005
2006*
2007
1Q08

MARKET LEADERSHIP


MKT SHARE
São Paulo
Rio de Janeiro
Belo Horizonte
NET
A
B
C
Others/NS

SUSTAINED PROFITABILITY


EBTIDA (R $MM)
307
376
450
639
804
900
2003
2004
2005
2006
2007
1ºQtr/08

AND REFLECTING THE COMPANYS MARKET CAP



Evolution of NET's market cap
in USD Billion
Var, +506%
0.8
2.0
3.3
4.7
Feb/05
Dec/05
Dec/06
May/08
NET

DISCUSSION TOPICS ACORDING BUSINESS TRENDS


DISTRIBUTION PLATFORMS
Multiple means
(+)
SCENARIO D
SCENARIO A
Content
Competitive Environment
FLEXIBILITY OF CONTENT
Broadcast
(-)
(+)
FLEXIBILITY OF CONTENT
Delivery on Demand
Technology
Consumer
Regulation
(-)
DISTRIBUTION PLATFORMS
Traditional means

AGENDA

1 Overview - who we are

2 NET's Strategy and Growth

3 Main Challenges

4 **Discussion Topics**

- **Competitive Environment**
- Consumer
- Content
- Technology
- Regulatory

5 Final Observations

PAY-TV IS EXPECTED TO GROW 17% IN 2008

Pay-TV

Growth (000) and Penetration

The Pay-TV market ended 1Q08 with 5,516 million subscribers

This represents a penetration of 12% of total Brazilian households

An annual increase of 17.6%, compared to 1Q07

Projections indicate that by the end of 2008 the number of Pay-TV subscribers will reach 6,218 million



4,176
9.3%
4,583
10.1%
5,349
11.9%
5,516
12.3%
6,218
13.8%
7,111
15.8%
2005
2006
2007
1Q08
2008 (E)
2009(E)
Growth
10%
17%
3%
17%
14%

Source: Projeções IDC, Teleco, Yankee

* Penetration of households

NET

NET LEADS PTV GROWTH WITH 43% SHARE OF ADDITIONS

Share of PTV Additions ('000 and %)



Growth: 954 K
192
192
193
188
200
45
50
31
50
51
22
10
14
15
15
50
50
50
50
48
75
82
98
73
86
23%
26%
16%
27%
25%
12%
5%
7%
8%
8%
26%
26%
26%
27%
24%
39%
43%
51%
38%
43%
1Q07
2Q07
3Q07
4Q07
1Q08
NET
Comp1
Comp2
Comp3

Source: Results issued by the operators / SKY Adjustments

AND REACHED TOTAL MARKET SHARE TO 46%



Comp4
Comp3
Comp2
Others
Comp1
BigTV
Vivax
NET
4.774
4,983
5,142
5,397
5,516
1%
1%
1%
1%
1%
2%
3%
3%
4%
5%
7%
7%
7%
7%
7%
14%
12%
11%
10%
10%
30%
30%
30%
30%
29%
2%
2%
2%
2%
2%
7%
38%
45%
46%
46%
46%
1Q07
2Q07
3Q07
4Q07
1Q08

Source: Results issued by the operators

THE MARKET FORECASTS A 22% INCREASE IN RESIDENTIAL BROADBAND GROWTH FOR 2008

Residential Broadband - Growth ('000) and Penetration

The market for broadband ended 1Q08 with 8,308 million subscribers

It represents penetration of 18.4% of all Brazilian households

An annual increase of 35%, compared to 1Q07

The projections indicate that by the end of 2008 the number of broadband subscribers in the country will reach 9.420 million



3,856
5,656
7,718
8,308
9,420
11,031
8.6%
12.6%
17.2%
18.4%
20.9%
24.5%
2005
2006
2007
1Q08
2008(E)
2009(E)
Growth
47%
36%
8%
13%
18%

Source: Projeções IDC, Teleco, Yankee and Equipe

NET

NET LEADS GROWTH WITH 32% SHARE OF THE ADDITIONS


Share of Broadband Additions ('000 and %)
Growth: 2.3 Million
342
449
530
468
526
1Q07: 103, 54, 25, 82, 65, 13
2Q07: 136, 84, 24, 122, 70, 13
3Q07: 168, 127, 27, 125, 70, 13
4Q07: 135, 125, 33, 117, 45, 13
1Q08: 165, 120, 46, 113, 69, 13
1Q07: 30%, 16%, 7%, 24%, 19%, 4%
2Q07: 30%, 19%, 5%, 27%, 16%, 3%
3Q07: 32%, 24%, 5%, 24%, 13%, 2%
4Q07: 29%, 27%, 7%, 25%, 10%, 3%
1Q08: 31%, 23%, 9%, 21%, 13%, 2%
NET (Virtua)
Comp 1
Comp2
Comp3
Comp4
Comp 5

Source: Results issued by the operators

NET'S INNOVATIONS FUELED A NEW LEVEL OF BROADBAND INTERNET CONSUMPTION



Speed of Access – Brazilian Broadband Market (% of the connections)
Launch of Mega Flash
> 1 Mbps
512 kbps to1 Mbps
256 to 512 kbps
128 to 256 kbps
2%
21%
54%
23%
2%
21%
55%
22%
2%
21%
56%
21%
12%
24%
45%
19%
22%
37%
32%
9%
3Q05
4Q05
1Q06
2Q06
3Q06

Source: http://www.itu.int/ITU-T
IDC – Cisco Broadband Barometer– 4Q06

NEW ENTRANTS HAVE GROWN AS INCUMBENTS HAVE LOST CLIENTS

Fixed Telephone Share Additions ('000 and %)

Growth: 412K



-74
35
174
131
145
76
37
77
-74
-50
-140
97
34
46
9
-2
-149
115
39
126
-29
-12
-65
98
34
185
-60
-96
-30
151
72
140
-33
-185
1Q07
2Q07
3Q07
4T07
1Q08
Comp1
Comp2
Comp3
Comp4
Comp5
NET Fone

NET LEADS GROWTH IN 1Q08



Comp4
39%
Net
41%
Comp5
20%

WITH 537,000 ADDITIONS IN THE PERIOD

Source: Results issued by the operators

IN A CONCENTRATED MARKET THAT OFFERS A NUMBER OF OPPORTUNITIES



NET FONE
Comp4
Comp5
Authorized and mirrors
Comp3
Comp1
Comp2
39,246
39,281
39,455
39,586
39,733
1%
1%
1%
1%
2%
3%
2%
6%
31%
21%
36%
3%
2%
6%
31%
21%
36%
3%
2%
6%
30%
20%
38%
3%
2%
6%
30%
20%
38%
4%
2%
6%
30%
20%
36%
1Q07
2Q07
3Q07
4Q07
1Q08

Source: Results issued by the operators

NET IS THE LEADER OF THE PAY-TV AND BROADBAND MARKETS IN AREAS WHERE IT HAS INFRASTRUCTURE



São Paulo
Rio de Janeiro
Belo Horizonte
NET
A
B
C
Others/D'K
45% OF BROADBAND CLIENTS HAVE NET FONE

Source: Market Share. Survey TNS InterScience (March2008)

HOW HAS NET REACHED SUCH AN ADVANTAGEOUS POSITION IN THIS NEW ENVIRONMENT?

UNIQUE POSITIONING Only company that delivers the three products through a single platform	We have the most competitive offers in the Triple Play market and growth is leveraged through the three services
THE BRAND'S PRESTIGE NET today is a company that is highly recognized by the market	Protection of the current Pay-TV system and growth opportunities in other segments
REGULATORY Approval of portability	Portability eliminates an important barrier to changing operators and will help break the monopoly that exists today in fixed line telephony in Brazil
HFC PLATFORM A modern and single infrastructure for convergence	Permits the delivery of more advanced solutions with greater effectiveness in costs and capex that is incremental to the new services
SERVICE QUALITY NET's provision of services is recognized as superior compared to its main competitors	It is a competitive advantage, especially in the high income market in which we operate

NET'S TRIPLE PLAY OFFERS ARE HIGHLY COMPETITIVE AND AVAILABLE TO ALL SEGMENTS

ACQUISITION	MINI BASIC	BASIC*	INTERMEDIARY*	ADVANCED*	TOP*
NET	NETFONE.COM • Fast Internet 100K • Broadcast TV • Fixed line telephone R$ 39.90	STD + 200 K • 200K • 28 Channels • Deductible R$ 14. 90 R$ 99.90	MST + 200K • 200K • 43 Channels • Deductible R$ 34. 90 R$ 154.80	ADV + 2M • 2M • 61 Channels • Deductible R$ 34. 90 R$ 234.80	COMBO HD MAX • 12M • HD + 112 Channels • Deductible R$ 34. 90 R$ 449.90
Comp1	ND	ND	Básico +1M • 1M • 28 Channels • Deductible R$ 38.80 R$ 168.50	Total +2M • 2MG • 70 Channels • Deductible R$ 38.80 R$ 228.50	Total+ 30M • 30M • 70 Channels • Deductible R$ 38. 80 R$ 449.90
Comp2	ND	ND	300k • 39 Channels • Fixo R$ 40 • Mobile R$ 65 R$ 227.50	2M • 65 Channels • Fixo R$ 40 • Mobile R$ 120 R$ 342.00	ND
Comp3	ND	ND	Básico + 1M • 1M • 44 Channels • Deductible R$ 38.80 R$ 168.50	Família HBO + 2M • 2M • 61 Channels • Deductible R$ 38.80 R$ 199.50	ND

*With Channels Globosat

NET'S BRAND IS RECOGNIZED BY THE CONSUMER AS A SYNONYM FOR LEADERSHIP

Total Market



88
2
0. 5
0. 2
9
Top of Mind
Visibility
53
12
6
1
36
Would recommend
Recommendation
45
6
5
1
43
Better
Prestige
48
9
4
1
37
Growing
Trend

Pay-TV Subscribers



91
7
1
1
Total
Visibility
72
19
6
21
Would recommend
Recommendation
61
5
1
1
32
Better
Prestige
65
8
1
26
Growing
Trend

NET   Comp1   Comp2   Comp 3   Doesn't know / Didn't answer

THE REGULATING OF PORTABILITY BRINGS NET REAL GROWTH OPPORTUNITIES IN FIXED LINE TELEPHONY

Would you change telephone company if you could keep your telephone number ?



54%
No
46%
Yes

	Total	São Paulo	Rio de Janeiro	Belo Horizonte
In(%)	(472)	(170)	(173)	(129)
Yes	46	**59**	35	44
No	54	41	65	56

Penetration of portability on the fixed line telephone base (2006*). In parantehsis, the year portability began

Average= 20%



10%
UK (1996)
10%
Portugal (2002)
15%
Spain (2000)
17%
US (1998)
20%
Holland (1999)
24%
Denmark (1999)
25%
Belgium (2000)
47%
Hong Kong (1996)

The effect of portability takes place over the short-term, with an important increase in the churn. Over the middle-term, both the churn as well as requests for portability stabilize

Source: Syniverse Tecnologies Report / Teletime

Churn X time for Porting



Low Cost
100%
50%
0%
% offChurn / port
Hong Kong
Australia
Irlanda
Holland2003
United Kingdom
Germany
United Kingdom 1999
Holland1999
0
Time for portability
High Cost

- Despite not being the only factor, the time to port directly affects the quantity of ports
- The price also has a major influence: when the time is the same, but the price is low, portability is higher

HFC PLATFORM – IT'S UPDATED AND A SINGLE INFRASTRUCTURE FOR CONVERGENCE

- "Real" and established infrastructure
- With high capacity for delivery of convergence services and for "multimedia"
- Has scale because it is infrastructure that has already been implemented
- Over the medium-term permits the delivery of less expensive terminals

The HFC network has the power and capacity of optic fiber coupled with the incomparable cost-effectiveness of coaxial cable subscribers

THUS, NET HAS A NUMBER OF OPPORTUNITIES TO BOOST ITS REVENUES

Revenue Share (R$ million and %)

Growth: 11%



22,703
23,535
24,191
25,113
25,175
561
698
745
799
830
2,206
2,099
2,182
2,229
2,351
9,233
9,970
10,462
10,988
10,899
10,703
10,768
10,802
11,097
11,095
1Q07
2Q07
3Q07
4Q07
1Q08
Fixed
Mobile
Others
NET



Others 9%
NET 3%
Fixed 45%
Mobile 43%

NET ONLY HAS 3% OF TOTAL MARKET REVENUES

** Fixed Telephony: Referes to revenues of Oi Fixo, BrTelecom, Telefônica andGVT
Mobile Telephony: Referes to revenues of Vivo, Claro, TIM, Oi Móvel andBrTelecom GSM
Others: Referes to revenues of Embratel's revenues

Source: Results issued by the operators

AS THE MARKET BALANCES IN A SIMILAR MANNER AS OTHER MORE MATURE MARKETS

Ratio between the sales of the local telephone companies and Pay-TV operators


12.5
11.0
7.8
4.7
3.7
2.5
2.3
Brazil
Hong Kong
Mexico
US
Belgium
United Kingdom
Chile

Source:Estudo Frost&Sullivan – January/2007 – For the year of 2005
Analysis of the Impact of Fixed Line Local Telephone Companies into the Pay-TV Market

AGENDA

1 Overview – who we are

2 NET's Strategy and Growth

3 Main challenges

4 Discussion Topics

- Competitive Environment
- **Consumer**
- Content
- Technology
- Regulatory

5 Final Observations

THE BRAZILIAN MARKET AND ITS INCOME SEGMENTS

	FAMILY INCOME (US$)	% HOUSEHOLDS	
Class A1	5,793	5%	HIGH INCOME
Class A2	3,906		
Class B1	2,070	10%	
Class B2	1,197	16%	LOW INCOME
Class C1	710	42%	
Class C2	432		
Class D	288	26%	
Class E	164		
Total	**852**	**100%**	

THE BRAZILIAN CONSUMER IS DIVIDED INTO TWO CLEARLY DIFFERENT SEGMENTS

PRODUCT PENETRATION AND SOCIAL CLASS (%)

	USA Total	Brazil Total	NET Area	
			High Income	Low Income
Pay-TV	83%	12%	49%	30%
Broadband	57%	17%	47%	33%
Fixed Line Telephony	95%	73%	86%	74%

- **In the two segments there are real growth opportunities,** both in the broadband as well as Pay-TV markets, when compared to mature markets

BOOSTED BY THE CURRENT ECONOMIC SITUATION OF THE COUNTRY, THE LOWER INCOME CLASSES ARE GAINING PURCHASING POWER

CONTRIBUTING FACTORS

- Currency Stability and GDP Growth of the country (PIB)
- Control of Inflation
- Declining Unemployment Rate
- Increase in Supply and Availability of Credit
- Continuity in Decline of Interest Rates
- Investment Grade

CONSUMER CONFIDENCE INDEX



2007
Var. +11%
108
109
113
120
1st Qtr
2 nd Qtr
3rd Qtr
4th Qtr

Source: FGV

AND BY THE HIGH INTENTION TO PURCHASE COMPUTERS, ESPECIALLY IN LOWER INCOME CLASSES

Ownership of a computer and Intention to purchase, by social class of a computer



8%
92%
75%
25%
38%
62%
74%
26%
78%
21%
64%
36%
95%
5%
80%
20%
A
B
C
D
Has a computer
Does not have a computer
Intends to buy one
Does not intend to buy one

Today about **27% of the population that does not have a computer intends to buy one**, generating new growth opportunities for the Internet market

Source: TNS Interscience jan 2007 – Purchase intention survey in the city of SP

TODAY BRAZIL HAS A HIGH LEVEL OF COMPUTER CONSUMPTION, SURPASSING THE TV MARKET IN 2007

Evolution of computer sales (millions of units)


15.2
8.3
11.0
7.1
2005
2006
2007 (E)
2010 (E)

Penetration of computers (% of households)


28.1
25.4
27.7
28.7
16.7
15.3
19.5
16.3
2003
2004
2005
2006
2007 (E)
2008 (E)
2009 (E)
2010 (E)

COMPUTERS AND BROADBAND

- In less than three years, Brazil should become the world's third largest computer market – after the U.S. and China. **In the world, the industry is growing at a 10% annual clip. In Brazil, growth is 20%, on average, and for retail, the number is 30%**
- **Abinee* expects Brazil to close 2007 with 11 million computers sold**, representing an increase of 23% in sales, driven by the explosion of notebooks, whose numbers rose 211%
- According to surveys, Brazilians are buying more notebooks, using more highspeed (broadband) Internet: compared to 2005, there has been a **significant increase in the number of users with a broadband Internet connection via cable in residences (from 10% to 16%) and a reduction of the dial-up connection (from 45% to 39%)**

* Abinee – Brazilian Electric and Electronics Industry Association

Source: Intel, IDG Now

NET IS POSITIONED AS ONE OF THE BEST AND MOST COMPLETE PAY-TV OPTIONS

Analog Pay-tv (Until 2003)
- Basic Pay-tv channels
- Broadcast TV

Digital Pay-tv (2004-2005)
- Digital Quality
- New channels (+180ch)
- EPG, Mosaics, Purchase through remote control

Digital Interactive Pay-tv (2006-2007)
- Interactive programming
- Integration TV with Cellphone (interactivity through SMS)
- Interactive Games

HDTV DVR (2007-2008)
- Launch of HDTV service – Dec/07 (exclusivity NET)
- Launch of DVR
- MyNET: the client assembles his own programming to watch whenever he wants

Until 2003 | 2004-2005 | 2006-2007 | 2007-2008

PLATFORM EXPANSION – NEW FEATURES

NET

THE NET FONE PORTFOLIO SHOULD GUARANTEE POSITIONING OF INNOVATION IN THE FIXED LINE TELEPHONE MARKET


"A NEW TELEPHONE OPTION"
Product Value
Time
Caller ID on TV
Portal Net Fone
Unified Message
Quad Play
Convergence and Practicality
Flexible Packaging (segmentation of plans per profile : Night, FDS and unlimited Local)
Control Plan
Speak Light – Class C
Flexibility
Soft Fone ("use you rNET Fone from anyplace via the Internet")
Remote Access
Sinlge tariff
Per minute charge
Detailed bill
Intelligent services
Mail box
Transparency and Simplicity
Free local charges
DDD with local tariff
No installation charge
Flexible Deductibles
Savings
Roll Out of Dedcutible
Shared 2nd Line Deductible
Fixed – Mobile (bonus of minutes between - Net Fone and Mobile)
Current Attributes
Expension of Current Ones
New Attributes

AGENDA

1 Overview – who we are

2 NET's Strategy and Growth

3 Main Challenges

4 Discussion Topics

- Competitive Environment
- Consumer
- Content
- Technology
- Regulatory

5 Final Observations

- NET Vision and Mission
- Indicators

THE BRAZILIAN CONTENT MARKET IS COMPOSED OF TWO TYPES OF PROGRAMMERS WITH DIFFERENT CHARACTERISTICS

PROGRAMMERS

NATIONAL	INTERNATIONAL
10 BASIC CHANNELS Globosat ESPN Brazil RÁ TIM BUM MTV	**40 BASIC CHANNELS** Discovery Disney ESPN Internacional FOX HBO Básicos Turner VIACOM **15 PREMIUM CHANNELS** HBO Premium Rede Telecine
• National content in Portuguese • Basic channels with higher cost of programming due to low scale of economy of the Portuguese language	• Basic channels with lower cost of programming due to advertising revenues and international scale • Premium Channels with high cost of programming

THAT GENERALLY ARE ORGANIZED AS FOLLOWING ON THE NET PROGRAM SCHEDULE

PACKAGES	MANDATORY BROADCAST	MINI BASIC	BASIC	ADVANCED	PREMIUM
PROGRAMMING					
% OF CHANNELS	23%	9%	17%	20%	32%

THERE ARE TWO FUNDAMENTAL CHARACTERISTICS IN THIS MARKET – THE IMPORTANCE OF THE FREE BROADCAST CHANNELS AND THOSE WITH BRAZILIAN CONTENT



Channels
36%
64%
Share of Audience
74%
26%
National Channels (Paid + Broadcast)
International paid

These Channels have high value local programming for the Brazilian people :
Soccer, Soaps, News. All in Portuguese Language

36% of the channels represent 74% of the audience MKT Share of Pay-TV subscribers

BROADCAST TV CHANNELS CONCENTRATE AUDIENCE AND ADVERTISING REVENUES

Brazil has the highest concentration of broadcast TV advertising budgets

Broadcast TV share of advertising revenues



23% 23% 22%
28% 29% 28%
44% 46% 46%
25% 26% 25%
59% 60% 63%
UK
France
Portugal
US
Brazil
2001
2003
2006

Investment in media - Mix by Media



Internet 2%
Exterior Media 5%
Radio 4%
Magazine 9%
17% Newspaper
2% PayTV
61% Broadcast TV

The investment in media is concentrated in broadcast TV and does not show signs of change

AGENDA

1 Overview – who we are

2 NET's Strategy and Growth

3 Main Challenges

4 Discussion Topics

- Competitive Environment
- Consumer
- Content
- **Technology**
- Regulatory

5 Final Observations

THE CITY OF SÃO PAULO AS AN EXAMPLE

Map of the city of São Paulo



WE CAN DIVERSIFY THE SERVICES ACCORDING TO THE PROFILE OF EACH GEOGRAPHIC AREA THROUGH A NEW NODE

Map of the city of São Paulo


Unidirectional Network – Good for the TV service
Bidirectional Network – Good for the Triple Play service

TO OPTIMIZE THE PROCESS OF THIS INFRASTRUCTURE, THE USE OF OPTICAL FIBER IS FUNDAMENTAL

Optical Fiber

The use of optical fiber :

- Breaks the amplifier cascade
- Forms a defined HP number



STRUCTURE OF A NODE FOR A TV NETWORK

Unidirectional Network


Node
Network
4 amplifiers

A CABLE NETWORK CAN BE STRUCTURED TO OFFER DIFFERENT TYPES OF SERVICES

MAIN CHARACTERISTICS


Fone
Bidirectional, low immunity to noise
Cannot repeat data packets
Vírtua
Bidirectional, average immunity to noise
Can repeat data packets
TV
Unidirectional, high immunity to noise

THE DIGITAL PLATFORM IS BUILT TODAY THROUGH MIGRATION OF ANALOG CHANNELS TO DIGITAL CHANNELS


1 analogical frequency
6 MHz
1 digital frequency
6 MHz
001 TCP
1 channel
001 TCP
002 TCA
003 TNT
004 USA
009 FOX
005 P&A
006 MSW
007 SNY
008 WAR
010 CAR
8-10 SD channels (normal video)
or
2-3 HD channels (high resolution MPEG 4)

USING AN OPEN PLATFORM (DVB)

Comparison between a proprietary platform and an open one (DVB)

ITEMS	PROPRIETARY	OPEN	IMPLICATIONS
Integration Installation	More Facilitated (+Agile)	More Complex (+ Resources +Options)	Time for installation and internal resources
Technological Evolution	Restricted (Great dependency on the supplier)	Continued (multiple suppliers)	Over the medium/long term DVB can offer more options
Price	• Scale depends on Supplier's performance • Lower power of bargaining	• Scale depends on performance of the technology • More competitive market	Over the long-term DVB can be less expensive
Dependency/ Flexibilty	Poor: CAS and STB entirely dependent on the supplier	Medium: CAS dependent on the supplier. STB independent	The solution always will be dependent on the CAS. Greater flexibility of the boxes with DVB
Support	Centralized in the supplier	Decentralized	Reliable and Alternatives
Opportunity	Technology synergy America (CABLE)	Technological Synergy (DTH, MMDS, Brazil Earth Standard)	Strategy

☐ Weak ☐ Attention ☐ Strong

NET'S GOAL IS TO EXPAND THE PLATFORM ACCORDING TO THE NEW NEEDS OF CONSUMERS

PLATFORM EXPANSION – NEW FEATURES

Until 2003 – Pay-tv Analogical
- Multiple Pay-tv channels
- Additional Point

2004-2005 – Broadband
- Internet broadband at lower speeds

2006-2007 – Pay-tv Digital E Mega-Flash
- Digital image and sound quality
- New Channels
- EPG and Interactivity
- Speeds over 1MG

2007-2008 – Fone and HDTV/DVR
- Launch of Net-Fone)
- HDTV
- DVR

CAPEX INCREASES ACCORDING TO NEW SERVICES

TO ADJUST INFRASTRUCTURE TO NEW BANDWIDTH REQUIREMENTS, WE USE THE NODE BREAKING CONCEPT

HFC Network – Breaking of Nodes



2,000HPs
4 x 500HPs

To multiply bandwidth by 4 small investments are required :
- adding circuit boards and modules to the nodes
- placing new receivers at the headends and hubs, and laying of small fiber extensions

AND NEW TECHNOLOGIES, SUCH AS THE DOCSIS 3.0 PLATFORM, PREPARED TO DELIVER ULTRABROADBAND (>100 Mbps)


BROADBAND OVER CABLE TECHNOLOGY EVOLUTION
DOCSIS 3.0 (2008)
DOCSIS 2.0 (2004)
DOCSIS 1.0/1.1 (through 2003)
300
250
200
150
100
50
0
QPSK
16 QAM
32 QAM
64 QAM
256 QAM
Docsis 3.0 (UP)
Docsis 3.0 (Down)

NET

AND, HAS THE POWER TO DELIVER FIBER WITH THE ABILITY TO OPTIMIZE INVESTMENTS ACCORDING TO MARKET DEMAND


$1200
$1000
P2P
PON
$ Cost/HP
~
$200
$75
1GHz
1GHz
1GHz
1GHz
$117-
$139
$45-60
$24-28
500
400
300
200
100
Node Size

AGENDA

1 Overview – who we are

2 NET Strategy and Growth

3 Main Challenges

4 Discussion Topics

- Competitive Environment
- Consumer
- Content
- Technology
- Regulatory

5 Final Observations

MACRO ENVIRONMENT – REGULATORY ENVIRONMENT
Regulated Processes In The Telecommunication Environment

Processes being regulated	Main Impacts
Cable Law – PL29	• The government is supporting the Cable Law currently being discussed in the Chamber of Deputies, which will allow the entry of the teles into the Pay-TV market through Bill 29/07, giving fixed line and mobile telephone companies the right to produce and distribute electronic content, as long as they are constituted and headquartered in Brazil or the majority of their capital is in the hands of persons resident in the country.

AGENDA

1 Overview – who we are

2 NET's Strategy and Growth

3 Main challenges

4 Discussion Topics

- Competitive Environment
- Consumer
- Content
- Technology
- Regulatory

5 **Final Observations**



THANK YOU

May 2008